Response Biomedical Completes US Distribution Network For
RAMP Cardiovascular Products

US Distributors include Cardio Medical Products, Kentec Medical, and LXU Healthcare

Vancouver, British Columbia, July 24, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF), announced today that RAMP Cardiac Tests are now commercially available throughout the US through three exclusive regional distributors. Response Biomedical completed its US distribution network with the appointments of two additional exclusive regional US distributors: Kentec Medical, Inc. and Cardio Medical Products, Inc.

California-based Kentec Medical, Inc. is the western regional specialty distributor serving 14 states and Cardio Medical Products, Inc. of New Jersey has been awarded 8 northeastern states. Further, the Company has expanded its distribution relationship with LXU Healthcare to include 12 additional southeastern states.

These marketing and specialty distribution partners will also distribute the Company’s rapid RAMP NTproBNP Test, developed and manufactured by Response Biomedical under license from Roche Diagnostics, scheduled for a staggered international launch beginning in Europe before the end of 2006. These rapid quantitative tests assist in the diagnosis of a broad array of cardiovascular conditions including congestive heart failure, heart attack or acute myocardial infarction, and risk stratification of patients with acute coronary syndrome or heart failure.

“This marks an important milestone in our strategy of securing a select group of strong specialty distributors to cover the United States,” says Bill Radvak, President and CEO, Response Biomedical. “This network of specialty distributors, with over 50 sales representatives, has expertise and a strong focus in the cardiac/emergency department. While they are currently pursuing sales of our FDA cleared tests for heart attacks, they are also raising awareness in anticipation of the launch of NT-proBNP.”

“We are pleased to be teamed up with Cardio Medical and Kentec Medical to represent Response Biomedical’s RAMP cardiovascular products,” says Joseph Potenza, President and CEO, LXU Healthcare. “We are confident that with its performance characteristics and pipeline of future tests, RAMP will play an important role in combating cardiovascular disease.”

Response Biomedical has received US Food and Drug Administration and Canadian regulatory clearance for its fluorescence-based RAMP Reader for general clinical use and three RAMP Cardiac Marker Tests for detecting troponin I, CK-MB and myoglobin. Cardiac markers are proteins released in the blood following damage to heart tissue, which may represent a heart attack. Rapid diagnosis of heart attacks is critical to patient outcomes. Every minute that passes after the occurrence of a heart attack without appropriate medical treatment reduces the patient's chance of survival. The RAMP System provides sensitive quantitative information within approximately 15 minutes, assisting physicians to quickly and accurately rule in or rule out heart attacks and provide the appropriate treatment.

In a Company sponsored dual predicate multi-center clinical trial, the RAMP troponin I test showed strong correlation with the Dade Dimension lab analyzer and performance improvement versus the market-leading POC device at low troponin I concentrations. To review the published results, please visit the Company’s website. Both correlation and sensitivity are key performance criteria for clinical decision makers, and provide product differentiation opportunities for the Company's marketing efforts.

About Congestive Heart Failure (CHF) and Coronary Artery Disease (CAD): Congestive heart failure affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the American Heart Association, approximately 5 million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases. Coronary artery disease occurs when blood vessels supplying the heart are narrowed due to the build-up of cholesterol or other fats on the inner walls of the arteries. This process (arteriosclerosis) leads to reduced blood flow and consequently decreased oxygen supply to the heart muscle. Risk factors are age, family history with early CAD, smoking, diabetes, hypertension, obesity and low physical activity.

About NT-proBNP:
NT-proBNP is a proven cardiac marker for the risk stratification of patients at cardiovascular risk and in patients with acute coronary syndrome. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF. The annual market for CHF testing is currently estimated to be approximately US$800 million, with significant growth expected due to the increasing rate of adoption by the international medical community. Evidenced by a study published in the February 17, 2005 issue of the New England Journal of Medicine, NT-proBNP is also valuable for risk stratification of patients with stable coronary heart disease and as a prognostic marker across the entire spectrum of cardiovascular diseases. It has the potential to detect early stages of CHF in the absence of clinically obvious symptoms. In addition, it can be used for the assessment of prognosis for patients with CHF and for patients who have previously had a myocardial infarction.

About Cardio Medical Products, Inc:
Formed in 1979 as a cardiovascular distributor in the Metropolitan New York and New Jersey areas, Cardio Medical Products has expanded its territory and product representation to 13 Northeastern states and provides products for many surgical specialties with special emphasis on cardiac, vascular, neuro, plastic, general, urological, anesthesiology, oncology, and laparoscopic surgery. Cardio Medical Products also offers instrumentation and products for the nephrology and dialysis market. Cardio Medical Products is the exclusive distributor of the RAMP Cardiac Tests in the states of New York, New Jersey, Connecticut, Massachusetts, Rhode Island, Vermont, New Hampshire, and Maine. For more information, please visit www.cardiomedicalproducts.com.

About Kentec Medical, Inc:
Kentec Medical, Inc., is an ISO 13485: 2003 registered specialty sales, marketing and manufacturing Company. With over three decades of service to the medical industry, Kentec has grown from a southern California based company specializing in neonatal and pediatric products to an organization that sells directly to over 13 western states including California, Arizona, New Mexico, Colorado, Utah, Nevada, Wyoming, Idaho, Oregon, Montana, Washington, and Hawaii, and ships worldwide through over 30 distribution partners. Product responsibilities fall into the following categories: Surgery/Anesthesia, Perinatal, Critical Care, Blood Bank and the Special Procedures (Cath Lab, Radiology, etc.) area. Kentec Medical’s success is based upon their ability to focus in specific markets with innovative product technology, logistics management, and clinical education to achieve the objectives of Kentec and their Healthcare Partners. For more information, please visit www.kentecmedical.com.

About LXU Healthcare, Inc:
LXU Healthcare, Inc., formerly known as Primesource Healthcare, Inc., is a specialty medical products sales, marketing and manufacturing company. Based in Massachusetts, the Company sells a broad portfolio of specialty medical products to over 3,000 hospitals and surgery centers nationwide through its LXU Medical division. LXU Medical is an exclusive distributor of RAMP Cardiac Tests in major markets including the States of Virginia, Maryland, Delaware, Pennsylvania, Ohio, Kentucky, Indiana, Michigan, Illinois, Wisconsin, Iowa, Missouri, Minnesota, Nebraska, North Dakota, South Dakota, West Virginia, North Carolina, South Carolina, Tennessee, Georgia, Florida, Alabama, Mississippi, Arkansas, Louisiana, Kansas, * Texas, part of New Jersey and the District of Columbia. For more information, please visit www.lxuhc.com.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forwardlooking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6010	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com